Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-162750
April 13, 2011
Ashford Hospitality Trust, Inc.
9.000% Series E Cumulative Preferred Stock
(Liquidation Preference $25 Per Share)
Pricing Term Sheet
April 13, 2011

Issuer:	Ashford Hospitality Trust, Inc.

Security:	9.000% Series E Cumulative Preferred Stock

Size:	3,000,000 shares (3,450,000 shares if the underwriters’ option to purchase additional shares is fully exercised)

Public Offering Price:	$25.00 per share; $75,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $2,362,500 total (not including the underwriters’ option to purchase additional shares)

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after April 18, 2016 or pursuant to its optional redemption right, or converted by a holder in connection with certain changes of control)

CUSIP/ISIN:	044103 505 / US0441035054

Trade Date:	April 13, 2011

Expected Settlement and Delivery Date:	April 18, 2011 (T+3)

Liquidation Preference:	$25 per share plus accrued and unpaid dividends

Dividend:	9.000% per annum (or $2.25 per share), accruing from April 18, 2011

Dividend Payment Dates:	January 15, April 15, July 15 and October 15, beginning July 15, 2011

Conversion Rights:	Upon the occurrence of a “Change of Control,” holders of the Series E Preferred Stock will have the right (unless the Issuer exercises any of its redemption rights relating to the Series E Preferred Stock) to convert some or all of their preferred shares into a number of shares of the Issuer’s common stock equal to the lesser of:

(1) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series E Preferred Stock dividend payment and prior to the corresponding Series E Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

(2) 9.0909 (the “Share Cap”), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations (in each case, a “Share Split”) with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

The “Change of Control Conversion Date” is the date the Series E Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series E Preferred Stock.

The “Common Stock Price” will be: (i) the amount of cash consideration per share of common stock, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash; or (ii) the average of the closing prices for the Issuer’s common stock on the NYSE for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is other than solely cash.

Change of Control:	A “Change of Control” will be deemed to have occurred at such time after the original issuance of the Series E Preferred Stock when the following has occurred:

(1) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of the Issuer’s stock entitling that person to exercise 50% or more of the total voting power of all shares of the Issuer’s stock entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(2) following the closing of any transaction referred to in clause (1) above, neither the Issuer nor the acquiring entity has a class of common securities listed on the New York Stock Exchange, or NYSE, the NYSE Amex Equities, or NYSE Amex, or the NASDAQ Stock Market, or NASDAQ, or listed on an exchange that is a successor to the NYSE, NYSE Amex or NASDAQ.

Optional Redemption:	On and after April 18, 2016, redeemable in whole or in part at a redemption price equal to $25 per share plus any accrued and unpaid dividends

Special Optional Redemption:	Upon the occurrence of a change of control, in addition to the Issuer’s right to redeem some or all of the shares of Series E Preferred Stock upon the exercise by a holder of its change of control conversion right, the Issuer may, at its option, redeem the Series E Preferred Stock, in whole or in part within 120 days after the first date on which such change of control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends to, but not including, the date of redemption.

Use of Proceeds:	We expect that the net proceeds to us from the sale of the Series E Preferred Stock offered hereby (after deducting the underwriting discounts and commissions and our estimated offering expenses) will be approximately $72,337,500 (approximately $83,233,125 if the underwriters exercise their over-allotment option). We intend to use the net proceeds to repurchase a portion of our Series B-1 Preferred Stock, all of the shares of which are currently held by Security Capital Preferred Growth Incorporated, with the remaining proceeds to be used to repay all or a portion of our outstanding borrowings under our existing senior credit facility or for other general corporate purposes.

We currently have 7,247,865 shares of Series B-1 Preferred Stock outstanding. We are required to pay the Series B-1 Preferred Stock holders cumulative quarterly cash dividends of $0.14 per share, which equates to a 5.561% annual return on the liquidation value of the Series B-1 Preferred Stock. If at any time, our quarterly common stock dividend is greater than $0.14 per share, the Series B-1 Preferred Stock holders would be entitled to receive a quarterly dividend per share equal to that paid to the common stockholders per share. We intend to use proceeds of this offering to repurchase shares of our Series B-1 Preferred Stock.

We have the right to redeem all or a portion of the outstanding Series B-1 Preferred Stock at any time for a redemption price of $10.07 per share plus all accumulated, accrued and unpaid dividends through the redemption date. To effect such redemption, we must give the Series B-1 Preferred Stockholder not less than 30 days’ advance written notice. The aggregate redemption price if we elected to redeem all outstanding Series B-1 Preferred Stock would be approximately $73.0 million before accrued and unpaid dividends. Holders of the Series B-1 Preferred Stock may elect to convert their shares into shares of our common stock at any time, including after we give notice of redemption, at a conversion price of $10.07 per share, compared to the closing price of our common stock on the NYSE as of April 12, 2011 of $11.00 per share. We do not have the right to redeem the common stock into which the Series B-1 may be converted.

We also have the right to repurchase all or a portion of the outstanding Series B-1 Preferred Stock pursuant to a repurchase agreement with the sole holder of our Series B-1 Preferred Stock. The per share repurchase price for our Series B-1 Preferred Stock under the repurchase agreement is equal to the greater of (i) the volume weighted average price (as defined in the repurchase agreement) of a share of our common stock for the five trading days immediately preceding the closing date of the repurchase and (ii) $10.07 per share. If, based on the formula for the repurchase price, the aggregate repurchase price for all of the shares of Series B-1 Preferred Stock to be repurchased would exceed an amount equal to $10.07 multiplied by the number of shares to be repurchased (the “Maximum Repurchase Price”), the number of shares of Series B-1 Preferred Stock to be repurchased will be equal to the greatest number of whole shares having an aggregate Repurchase Price equal to or less than the Maximum Repurchase Price. Any remaining shares subject to the repurchase notice will be converted into shares of our common stock as though the holder of the Series B-1 Preferred Stock had exercised its conversion right with respect to such shares. We have until April 18, 2011 to exercise our repurchase right, for a repurchase date not less than 30 nor more than 90 calendar days following the date of the repurchase notice. Under certain circumstances the holder of the Series B-1 Preferred Stock has the right to accelerate the repurchase. To the extent we do not provide notice of our option to exercise our right to repurchase Series B-1 Preferred Stock to the holder of the Series B-1 Preferred Stock on or before April 18, 2011, our repurchase right will terminate, but we will still have the right to redeem the Series B-1 Preferred Stock as described above. In connection with this offering, we currently anticipate exercising our rights under the repurchase agreement instead of exercising our redemption right.

To the extent we use the proceeds to repay a portion of our outstanding borrowings under our existing senior credit facility with the net proceeds of this offering, we expect to pay down up to $25.0 million of our senior credit facility which bears an interest rate of LIBOR plus between 2.75% and 3.5% per annum, depending on our current loan-to-value ratio and matures in April 2012. As of March 31, 2011, we had approximately $45 million of outstanding indebtedness under that facility, bearing interest at a rate of 3.24% per annum.

Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Credit Agricole Securities (USA) Inc., Credit Suisse Securities (USA) LLC and KeyBanc Capital Markets Inc. act as lenders under our existing senior credit facility. As described above, we may use a portion of the net proceeds of this offering to repay borrowings outstanding under our senior credit facility, and such affiliates of the underwriters therefore may receive a portion of the net proceeds from this offering through the repayment of those borrowings.

Joint Book-Running Managers:	Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC

Senior Co-Managers:	Deutsche Bank Securities Inc. and Stifel, Nicolaus & Company, Incorporated

Co-Managers:	Robert W. Baird & Co. Incorporated, Credit Agricole Securities (USA) Inc., Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and KeyBanc Capital Markets Inc.

Listing:	The Issuer intends to file an application to list the shares of Series E Preferred Stock sold in this offering on the NYSE under the symbol “AHTPrE.” If the listing is approved, the Issuer expects trading to commence within 30 days after initial delivery of the Series E Preferred Stock.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or, UBS Securities LLC toll free at 877-827-6444, ext. 561 3884.